Exhibit 99.1

Nayax Reports Fourth Quarter and Full Year 2022 Financial Results

Revenue Grew 48% Year-Over-Year to $51 Million

Recurring Revenue Grew 42% Year-Over-Year

Provides 2023 Outlook and Reaffirms Mid and Long-Term Targets

HERZLIYA, Israel, March 1, 2023 -- Nayax Ltd. (Nasdaq & TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced its financial results for the fourth quarter and full year 2022.

“2022 was a remarkable year of growth and execution. For Q4 and full year 2022, we grew revenues by 48% and 46%, respectively over the same periods in 2021, which continued to be driven primarily by our organic growth initiatives and our high recurring revenues, which accounted for 60% of total revenue in 2022. I am also pleased to report that this revenue growth exceeded our 35% annual growth target, communicated throughout 2022,” said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “We expanded our diverse customer base across our global footprint to end 2022 with a total of 47,000 customers, an increase of 60% over 2021. Most notably, our customers’ satisfaction and loyalty to Nayax’s end-to-end solutions remained high as measured by our net retention rate, which ended the year at 131%.”

Mr. Nechmad continued, “The strength of our results in 2022, combined with our market leading position and the many growth opportunities we continue to execute across the Nayax businesses, reinforce our confidence in our ability to achieve our growth aspirations and our goal toward profitability.”

Fourth Quarter Financial Highlights

(All comparisons are relative to the three-month period ended December 31, 2021, unless otherwise stated):

•	Total revenue of $50.9 million, an increase of 48%.

•	During Q4, foreign currency exchange rate fluctuations had no impact on revenues compared to Q3 2022.

•	Recurring revenue from monthly SaaS and payment processing fees grew 42% and represented 58% of total revenue in Q4 2022.

Revenue Breakdown	Q4 2022 ($M)	Q4 2021 ($M)	Change (%)
Recurring Revenue SaaS	12.8	9.7	32.0%
Payment Processing Fees	16.8	11.1	51.4%
POS Devices Revenue (*)	21.3	13.6	56.6%
Total Revenue	50.9	34.4	48.0%

(*) POS Devices Revenue includes revenues that are derived from the sale of our hardware products.

•
Q4 2022 gross margin of 33% slightly lower compared to 34% in the previous quarter. Gross margin was impacted by higher POS devices revenue, which has lower margins due to higher cost of goods sold as a result of global component shortages, and the increase in processing fees, which have lower margins than SaaS revenue.

•	Gross profit reached $17 million, an increase of 42%.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization amounted to $24.0 million, an increase of 13%. This reflects an increase of our investment in talent acquisition, customer base expansion and product innovation. Other investments included higher go-to-market expenses and enhanced infrastructure to support our global growth as we gain scale and become a much larger company. During Q4 2022, operating expenses had a minor positive impact of about $0.5 million from foreign currency exchange rate fluctuations compared to Q3 2022.

•	Operating loss was $7.4 million, compared to an operating loss of $9.8 million.

•	Net loss for Q4 2022 was $7.5 million, or ($0.229) per diluted share, compared to a net loss of $9.9 million, or ($0.305) per diluted share.

•	We saw an improvement of $1.4 million to Adjusted EBITDA for the first time in Q4 2022. Adjusted EBITDA was a negative $2.5 million compared to negative $3.9 million in Q4 2021.

Explanation of Company Revenues

Nayax generates revenue from the sale of its POS devices, a monthly subscription fee for access to its SaaS solutions, and payment processing fees for transactions made at the point-of-sale and through its global platform, as provided in the chart above.

The Company provides payment processing and business operations software solutions and services through its global cashless payment platform. In Q4 2022, the Company recorded strong growth in its recurring revenue from SaaS and payment processing, reflecting 58% of total revenue. This increase in recurring revenue represents growth in both the number of transactions processed through our devices as well as an increase in total transaction value. This growth is a result of our growing install base of managed and connected devices as well as the continued rapid adoption of cashless payments by consumers.

Operational Highlights

(All comparisons are relative to the three-month period ended December 31, 2021, unless otherwise stated):

•	Expanded our diverse customer base, adding 5,000 new customers across our global footprint, bringing our total customer base to 47,000, as of December 31, 2022, an increase of 60%.

•
Dollar-based net retention rate stayed elevated at 131%, reflecting the high satisfaction and loyalty our customers place on our comprehensive solutions to increase their revenue and improve their operations.

•
Added 40,000 managed and connected devices during the quarter, driven by robust customer demand, bringing the total number of managed and connected devices to 725,000. This represents an increase of 40%.

•	Number of processed transactions grew 53% to 378 million.

•	Total transaction value increased 59% to $681 million.

•
Awarded European issuer license from Mastercard, on behalf of CoinBridge. The European issuer license enables CoinBridge to further expand its operations and services into the European Union and United Kingdom.

Operational Metrics

We regularly monitor various operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these financial and operating metrics are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

Key Performance Indicators	Q4 2022	Q4 2021	Change (%)
Total Transaction Value ($m)	681	428	59%
Number of Processed Transactions (millions)	378	247	53%
Take Rate % (Payments) (*)	2.47%	2.59%	-5%
Managed and Connected devices	725,000	517,000	40%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

Full Year 2022 Financial and Business Highlights

•	We completed our direct listing on Nasdaq in September 2022.

•	Total revenue was $174 million, an increase of 46% over 2021.

•	Recurring revenue from monthly SaaS and processing fees grew 47% from the prior year, accounting for 60% of total revenue in 2022.

•	Dollar-based net retention rate remained high at 131%, while our customer churn rate remained low at 3.6%.

•	Total transaction value grew 66% from 2021 to $2.4 billion.

•	Number of processed transactions increased 64% year-over-year to 1.3 billion.

•	Gross margin was 35%, reflecting higher margins from recurring revenue offset by lower margins from POS devices revenue due to higher cost of goods sold as a result of global component shortages.

•	Gross profit reached $60 million in 2022 compared to $48 million in 2021.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization, but excluding one-time IPO-related expenses, amounted to $90.5 million, an increase of 33% over 2021. This reflects an increase in our continued investment in talent acquisition, customer base expansion and product innovation. Other investments included higher go-to-market expenses and enhanced infrastructure to support our global growth as we become a much larger company.

•	Operating loss was $34 million, compared to an operating loss of $22.5 million in 2021.

•
Adjusted EBITDA was negative $12.7 million, compared to negative $4 million in 2021 primarily due to higher cost of goods sold as a result of global component shortages and an increase in operating expenses from investments mentioned above that support our strategic growth strategy. Excluding a bonus plan for non-sales employees that was introduced in Q3 2021 and the impact of increased product costs, 2022 Adjusted EBITDA would have been $2.6 million.

•	Net loss was $37.5 million or ($1.143) per diluted share for 2022, compared to a net loss of $24.8 million, or ($0.820) per diluted share for 2021.

•	As of December 31, 2022, Nayax had $34 million in cash and cash equivalents.

Outlook

Details related to our 2023 as well as mid-term and long-term outlook can be found in our quarterly earnings presentation located here: https://ir.nayax.com/events-and-presentations/default.aspx

2023 Capital Markets Day

Nayax will be hosting its Capital Markets Day on March 23, 2023, at the Nasdaq global headquarters in New York City. Additional details can be found on our investor relations website under the press release section. We look forward to seeing you.

Conference Call

Nayax will host two conference calls and webcasts on March 1, 2023. The first in English and the other in Hebrew to discuss fourth quarter 2022 and full year results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time. Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

We encourage participants to pre-register for the conference call using the link below.  Callers who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10020917&linkSecurityString=18c90baf4b

For those who are unable to pre-register, kindly join the conference call by using one of the dial-in numbers or clicking the webcast link below.

U.S.	TOLL-FREE	1-855-327-6837
ISRAEL	TOLL-FREE:	1-809-458-327
INTERNATIONAL	TOLL-FREE:	1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1590690&tp_key=eb39980e6f

Participants may also register and join the conference call by visiting the Events section of the investor relations website, found here: https://ir.nayax.com/events-and-presentations/default.aspx

A replay of the conference call will be available from March 1, 2023, following the call, until March 15, 2023. To access the replay, please dial one of the following numbers:

Replay	TOLL-FREE:	1-844-512-2921
Replay	TOLL/INTERNATIONAL:	1-412-317-6671
Replay Pin Number: 10020917

An archive of the conference call will be available on Nayax's Investor Relations website https://ir.nayax.com/overview/default.aspx.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITBA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITBA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITBA may be different from similarly-titled measures used by other companies. The principal limitation of Adjusted EBITBA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITBA.

A reconciliation is provided at the end of this press release for Adjusted EBITBA to operating loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review operating loss and the reconciliation to Adjusted EBITBA included below and to not rely on any single financial measure to evaluate our business.

About Nayax

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Investor Relations Contact:
ICR, Inc.
ir@nayax.com

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
		(Audited)
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	33,880	87,332
Restricted cash transferable to customers for processing activity	8	34,119	23,695
Short-term bank deposits		83	48
Receivables in respect of processing activity		25,382	14,395
Trade receivable, net	9	27,412	19,338
Inventory		23,807	7,691
Other current assets		5,777	3,549
Total current assets		150,460	156,048

NON-CURRENT ASSETS:
Long-term bank deposits		1,336	1,033
Other long-term assets		2,948	1,252
Investment in associate	6d	6,579	8,372
Right-of-use assets, net	10	7,381	5,275
Property and equipment, net	11	6,668	6,225
Goodwill and intangible assets, net	12	55,116	37,801
Total non-current assets		80,028	59,958
TOTAL ASSETS		230,488	216,006

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
		(Audited)
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	13	7,684	-
Current maturities of long-term bank loans	13	1,052	2,406
Current maturities of loans from others and other long-term liabilities	14, 15	4,126	3,600
Current maturities of lease liabilities	10	2,206	1,502
Payables in respect of processing activity		63,336	42,826
Trade payables		14,574	9,136
Other payables		17,229	10,718
Total current liabilities		110,207	70,188

NON-CURRENT LIABILITIES:
Long-term bank loans	13	1,444	2,760
Long-term loans from others and other long-term liabilities	14, 15	7,062	4,299
Post-employment benefit obligations, net		403	602
Lease liabilities	10	5,944	5,393
Deferred income taxes	16	793	1,088
Total non-current liabilities		15,646	14,142
TOTAL LIABILITIES		125,853	84,330

EQUITY:	17
Equity attributed to parent company’s shareholders:
Share capital		8	8
Additional paid in capital		151,406	150,366
Capital reserves		9,771	9,999
Accumulated deficit		(56,550)	(28,697)
Total equity attributed to shareholders of the company		104,635	131,676
TOTAL EQUITY		104,635	131,676
TOTAL LIABILITIES AND EQUITY		230,488	216,006

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2022	2021	2020
		(Audited)
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	18	173,514	119,134	78,783
Cost of revenues	19	(113,476)	(70,970)	(41,603)
Gross Profit		60,038	48,164	37,180

Research and development expenses	20	(22,132)	(19,040)	(9,300)
Selling, general and administrative expenses	21	(64,092)	(45,379)	(26,545)
Depreciation and amortization in respect of technology and capitalized development costs	12	(4,268)	(3,810)	(3,559)
Other expenses	1a	(1,790)	(1,879)	-
Share of loss of equity method investee	6d	(1,794)	(538)	-
Loss from ordinary operations		(34,038)	(22,482)	(2,224)

Finance expenses, net	22	(3,020)	(1,655)	(3,874)
Loss before taxes on income		(37,058)	(24,137)	(6,098)

Tax benefit (expense)	16	(451)	(632)	15
Loss for the year		(37,509)	(24,769)	(6,083)

Attribution of income (loss) for the year:
To shareholders of the Company		(37,509)	(24,763)	(6,254)
To non-controlling interests		-	(6)	171
Total		(37,509)	(24,769)	(6,083)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	23	(1.143)	(0.820)	(0.252)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands
Loss for the year	(37,509)	(24,769)	(6,083)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in respect of post-employment benefit obligations	146	431	(126)
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(374)	87	243
Total comprehensive loss for the year	(37,737)	(24,251)	(5,966)

Attribution of total comprehensive income (loss) for the year:
To shareholders of the Company	(37,737)	(24,181)	(6,137)
To non-controlling interests	-	(70)	171
Total comprehensive loss for the year	(37,737)	(24,251)	(5,966)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Call option to purchase shares of subsidiary	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2020	7	16,689	(203)	9,680	(493)	-	(11,026)	14,654	1,015	15,669
Changes during the year;
Income (loss) for the year	-	-	-	-	-	-	(6,254)	(6,254)	171	(6,083)
Other comprehensive income (loss) for the year	-	-	(126)	-	-	243	-	117	-	117
Transactions with non-controlling interests	-	-	-	(356)	493	-	-	137	(1,186)	(1,049)
Share-based payment	-	-	-	-	-	-	3,847	3,847	-	3,847
Balance at December 31, 2020	7	16,689	(329)	9,324	-	243	(13,433)	12,501	-	12,501

Changes during the year;
Loss for the year	-	-	-	-	-	-	(24,763)	(24,763)	(6)	(24,769)
Other comprehensive income (loss) for the year	-	-	431	-	-	151	-	582	(64)	518
Non-controlling interests from business combination (See note 6a)	-	-	-	-	-	-	-	-	1,530	1,530
IPO (See note 1b)	1	132,559	-	-	-	-	-	132,560	-	132,560
Transactions with non-controlling interests (See note 6 a)	-	-	-	205	-	-	-	205	(1,460)	(1,255)
Business combination under common control (see note 6e)	-	-	-	(26)	-	-	-	(26)	-	(26)
Employee options exercised	*	1,118	-	-	-	-	-	1,118	-	1,118
Share-based payment	-	-	-	-	-	-	9,499	9,499	-	9,499
Balance at December 31, 2021	8	150,366	102	9,503	-	394	(28,697)	131,676	-	131,676

Changes during the year;
Loss for the year							(37,509)	(37,509)		(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	-	(374)	-	(228)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	-	1,040	-	1,040
Share-based payment	-	-	-	-	-	-	9,656	9,656	-	9,656
Balance at December 31, 2022	8	151,406	248	9,503	-	20	(56,550)	104,635	-	104,635
*Presents less than 1 thousand
The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(37,509)	(24,769)	(6,083)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	9,962	11,963	12,571
Net cash provided by (used in) operating activities	(27,547)	(12,806)	6,488

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(13,706)	(6,059)	(5,731)
Acquisition of property and equipment	(1,518)	(2,637)	(2,125)
Loans extended to others	-	-	(141)
Investments in associates	-	(6,449)	-
Loans repaid by shareholders	-	61	786
Increase in bank deposits	(480)	(352)	(411)
Payments for acquisitions of subsidiaries, net of cash acquired	440	418	(686)
Payment of deferred consideration with respect to business combinations	(4,500)	(7,335)	(580)
Interest received	76	2	14
Investments in financial assets	(6,856)	(446)	-
Proceeds from sub-lessee	-	158	302
Net cash used in investing activities	(26,544)	(22,639)	(8,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering (IPO)	-	132,560	-
Interest paid	(504)	(630)	(1,065)
Changes in short-term bank credit	5,874	(11,393)	2,976
Support received (royalties paid) in respect to government assistance plans	(40)	(199)	16
Transactions with non-controlling interests	(186)	(1,069)	(1,049)
Receipt of long-term bank loans	-	-	4,734
Repayment of long-term bank loans	(2,282)	(1,971)	(1,003)
Receipt of long-term loans from others	6,908	-	3,804
Repayment of long-term loans from others	(2,577)	(2,175)	(920)
Receipt of loans from shareholders	-	8,900	-
Repayment of loans from shareholders	-	(8,900)	-
Decrease in other long-term liabilities	(288)	(295)	(280)
Employee options exercised	1,152	718	-
Principal lease payments	(1,851)	(1,406)	(1,167)
Net cash provided by financing activities	6,206	114,140	6,046

Increase (Decrease) in cash and cash equivalents	(47,885)	78,695	3,962
Balance of cash and cash equivalents at beginning of year	87,332	8,195	4,412
Gains (losses) from exchange differences on cash and cash equivalents	(6,189)	626	(222)
Gains (losses) from translation of cash and cash equivalents of foreign activity	622	(184)	43
Balance of cash and cash equivalents at end of year	33,880	87,332	8,195

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	9,028	7,198	5,908
Post-employment benefit obligations, net	(107)	139	106
Deferred taxes	(181)	25	(230)
Finance expenses, net	4,544	269	3,428
Expenses in respect of long-term employee benefits	245	193	5
Share in losses of associate company	1,794	538	-
Long-term deferred income	(104)	(26)	-
Expenses in respect of share-based payment	8,747	8,850	2,965
Total adjustments	23,966	17,186	12,182

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(10,424)	(5,529)	(11,930)
Decrease (increase) in receivables from processing activity	(10,986)	(5,429)	5,003
Increase in trade receivables	(8,272)	(5,136)	(3,894)
Increase in other current assets	(936)	(1,352)	(389)
Increase in inventory	(12,592)	(2,631)	(511)
Increase in payables in respect of processing activity	20,510	13,832	7,203
Increase (decrease) in trade payables	4,519	(3,775)	3,154
Increase in other payables	4,177	4,797	1,753
Total changes in operating asset and liability items	(14,004)	(5,223)	389
Total adjustments required to reflect the cash flow from operating activities	9,962	11,963	12,571

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	215	118	575
Acquisition of patents against derecognition of loan	-	-	806
Acquisition of right-of-use assets through lease liabilities	2,048	1,428	1,235
Share based payments costs attributed to development activities, capitalized as intangible assets	909	649	883

IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Year ended as of (U.S. dollars in thousands)		Quarter ended as of (U.S. dollars in thousands)
	2022	2021	Q4 2022	Q4 2021
Loss for the period	(37,509)	(24,769)	(7,513)	(9,992)
Finance expense, net	3,021	1,655	132	(402)
Tax expense	451	632	7	618
Depreciation and amortization	9,028	7,198	2,731	1,867
EBITDA	(25,009)	(15,284)	(4,643)	(7,909)
Share-based payment costs	8,747	8,850	1,747	3,496
Non-recurring issuance costs (1)	1,790	1,879	100	77
Equity method investee (2)	1,794	538	295	414
ADJUSTED EBITDA (3)	(12,678)	(4,017)	(2,501)	(3,922)

(1) Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq in September 2022.
(2) Equity method investee grew due to our 2021 investment in Tigapo.
(3) For historical years comparison (2018-2020), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021, Adjusted EBITDA for Q4 2021 and Q4 2022 improved to positive $0.1M and $1M, respectively.